Exhibit 99.3

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

SUPPLEMENTAL FORM OF PROXY FOR THE ANNUAL GENERAL MEETING TO BE HELD ON THURSDAY, 8 JUNE 20171

Number of shares to which this Proxy relates[2]
Type of shares (A Shares or H Shares) to which this Proxy relates[2]

I/We3

of

(address as shown in the register of members) being shareholder(s) of PETROCHINA COMPANY LIMITED (the “Company”) hereby appoint the Chairman of the Meeting or4

of

as my/our proxy to attend, act and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC on Thursday, 8 June 2017 at 9 a.m. and at any adjournment thereof as hereunder indicated in respect of the resolutions set out in the Supplemental Notice of Annual General Meeting, and, if no such indication is given, as my/our proxy thinks fit.

	RESOLUTIONS	FOR[5]	AGAINST[5]	ABSTAIN[5]
9	To consider and, if thought fit, pass the following resolutions:
9.01	To consider and approve the election of Mr. Wang Yilin as a Director of the Company;
9.02	To consider and approve the election of Mr. Wang Dongjin as a Director of the Company;
9.03	To consider and approve the election of Mr. Yu Baocai as a Director of the Company;
9.04	To consider and approve the election of Mr. Liu Yuezhen as a Director of the Company;
9.05	To consider and approve the election of Mr. Liu Hongbin as a Director of the Company;
9.06	To consider and approve the election of Mr. Hou Qijun as a Director of the Company;
9.07	To consider and approve the election of Mr. Duan Liangwei as a Director of the Company;
9.08	To consider and approve the election of Mr. Qin Weizhong as a Director of the Company;
9.09	To consider and approve the election of Mr. Lin Boqiang as a Director of the Company;
9.10	To consider and approve the election of Mr. Zhang Biyi as a Director of the Company;
9.11	To consider and approve the election of Ms. Elsie Leung Oi-sie as a Director of the Company;
9.12	To consider and approve the election of Mr. Tokuchi Tatsuhito as a Director of the Company;
9.13	To consider and approve the election of Mr. Simon Henry as a Director of the Company.
10	To consider and, if thought fit, pass the following resolutions:
10.01	To consider and approve the election of Mr. Xu Wenrong as a Supervisor of the Company;
10.02	To consider and approve the election of Mr. Zhang Fengshan as a Supervisor of the Company;
10.03	To consider and approve the election of Mr. Jiang Lifu as a Supervisor of the Company;
10.04	To consider and approve the election of Mr. Lu Yaozhong as a Supervisor of the Company.

Date	2017	Signature(s)[6]

Notes:

1.	Important: You should first review the annual report of the Company for the year 2016, which was despatched to shareholders on 20 April 2017, before appointing the proxy. The annual report for the year 2016 includes the Report of the Board of Directors for the year 2016, the Report of the Supervisory Committee for the year 2016 and the Audited Financial Statements of the Company for the year 2016 for review by the shareholders.
2.	Please insert the number of shares registered in your name(s) to which this supplemental form of proxy relates. If no number is inserted, this supplemental form of proxy will be deemed to relate to all the shares in the Company registered in your name(s). Please also insert the type of Shares (A Shares or H Shares) to which this supplemental form of proxy relates.
3.	Please insert the full name(s) (in Chinese or in English) and address(es) (as shown in the register of members) in block letters.
4.	If any proxy other than the Chairman of the Meeting is preferred, please delete the words “the Chairman of the Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote by a poll. ANY ALTERATION MADE TO THIS SUPPLEMENTAL FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON WHO SIGNS IT.
5.	IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED “AGAINST”. If you wish to abstain from voting on any resolution, tick in the box marked “ABSTAIN”. The shares abstained will be counted in the calculation of the required majority. Any vote which is not filled or filled wrongly or with unrecognizable writing or not cast will be counted as “ABSTAINED”. If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his discretion.
6.	This supplemental form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a legal person, must either be executed under seal or under the hand of a director or an attorney duly authorised to sign the same. If this supplemental form of proxy is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarised.
7.	Where there are joint holders of any shares, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Meeting, either personally or by proxy, then one of the said persons so present whose name stands first in the register of members in respect of such shares shall alone be entitled to vote in respect thereof.
8.	To be valid, for holders of A Shares, this supplemental form of proxy, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to the Secretariat of the Board of Directors of the Company at Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007) not less than 24 hours before the time appointed for the Meeting. To be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited, 17M Floor, 183 Queen’s Road East, Wanchai, Hong Kong within the same period.
9.	The supplemental form of proxy will not affect the validity of any form of proxy (the “First Form of Proxy”) duly completed by you in respect of the resolutions set out in the Notice of the Annual General Meeting dated 20 April 2017 (the “AGM Notice”). If you have completed and delivered the First Form of Proxy and validly appointed a proxy to attend and act for you at the Annual General Meeting, but do not complete and deliver this supplemental form of proxy, your proxy will be entitled to vote at his/her discretion on the resolutions set out in the Supplemental Notice of the Annual General Meeting dated 5 May 2017. If you do not complete and deliver the First Form of Proxy but have completed and delivered this supplemental form of proxy and validly appointed a proxy to attend and act for you at the Annual General Meeting, unless otherwise instructed, your proxy will be entitled to vote at his/her discretion on the resolutions set out in the AGM Notice.